SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*



                             ArthroCare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00043136100
--------------------------------------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                Page 1 of 4 Pages

--------------------------------------------------------                     ---------------------------------------
CUSIP NO. 00043136100                                           13 G                   Page 2 of 4 Pages
--------------------------------------------------------                     ---------------------------------------

----------- --------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
1           SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     John S. Lewis
                     Tax ID Number:  ###-##-####
----------- --------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                  (a) [ ]             (b) [x]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
4                    United States
----------------------------------- -------- -----------------------------------------------------------------------
                                             SOLE VOTING POWER
         NUMBER OF SHARES           5        58,025 shares of which 48,025 are held directly by Lewis, and 10,000
           BENEFICIALLY                      are held by John S. Lewis UTA Charles Schwab & Co. Inc. Paragon
  OWNED BY EACH REPORTING PERSON             Venture Management Company.
               WITH
                                    -------- -----------------------------------------------------------------------
                                             SHARED VOTING POWER
                                    6        1,032,187  shares,  which  are  all directly owned by Paragon. Lewis is
                                             a  general   partner  of  PVM,  the general partner of Paragon, and may be deemed to have  shared  power to vote these shares.
                                    -------- -----------------------------------------------------------------------
                                             SOLE DISPOSITIVE POWER
                                    7        58,025 shares of which 48,025 are held directly by Lewis, and  10,000 are held by John S. Lewis UTA Charles Schwab & Co. Inc. Paragon
                                             Venture Management Company.
                                    -------- -----------------------------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER
                                             1,032,187  shares,  which  are  all directly owned by Paragon. Lewis is
                                             a  general   partner  of  PVM,  the general partner of Paragon, and may be deemed to have  shared  power to dispose of these shares.
----------- --------------------------------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                                                       1,090,212
----------- --------------------------------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES  CERTAIN  SHARES*  Excludes 5,000 shares held in trusts for
            Mr.  Lewis'  children  over  which he does not  exercise  voting  or
            dispositive control.                                                                    [x]
----------- --------------------------------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                   12.34%
----------- --------------------------------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                                                                                                   IN
----------- --------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages


This  statement  amends the  Amendment  No. 1 and  Restatement  of  Statement on
Schedule 13(G) (the "Original Statement") filed by Paragon Venture Partners II, L.P. ("Paragon"), Paragon Venture Management II, L.P. ("PVM"), John S. Lewis
("Lewis") and Robert F. Kibble ("Kibble"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons." Only those Items as to which there has been a change of information are included in this Amendment.

ITEM 4.  OWNERSHIP:

         The following information with respect to the ownership of the Common Stock of the issuer by John Lewis is provided as of December 31, 1997:

               (a) Amount beneficially owned:

                   See Row 9 of cover page for John Lewis.

               (b) Percent of Class:

                   See Row 11 of cover page for John Lewis.

               (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote:

                               See Row 5 of cover page for John  Lewis.

                          (ii) Shared power to vote or to direct the vote:

                               See Row 6 of cover page for John Lewis.

                         (iii) Sole  power  to  dispose  or  to  direct  the
                               disposition of:

                               See Row 7 of cover page for John  Lewis.

                         (iv) Shared power to dispose or to direct the disposition of:

                               See Row 8 of cover page for John Lewis.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1998




                                          /s/ John S. Lewis
                                          --------------------------------------
                                          John  S.  Lewis,   individual  and  on
                                          behalf of Paragon in his capacity as a
                                          general  partner of PVM,  the  general
                                          partner of  Paragon,  and on behalf of
                                          PVM  in  his  capacity  as  a  general
                                          partner thereof.



                                          /s/ Robert F. Kibble
                                          --------------------------------------
                                          Robert F. Kibble